                                                           OMB APPROVAL
                                                    ----------------------------
                                                    OMB Number:       3235-0145
                                                    Expires:   October 31, 1997
                                                    Estimated average burden
                                                    hours per response.... 14.90



                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                              --------------------

                                  Schedule 13G

                    Under the Securities Exchange Act of 1934
                                (Amendment No. )*


                                XeTel Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)


                    Common Stock, par value $0.0001 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   983942-10-3
--------------------------------------------------------------------------------
                                 (CUSIP Number)




Check the following box if a fee is being paid with this statement [x]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

                        (CONTINUED ON FOLLOWING PAGE(S))

                              (Page 1 of 9 Pages)





---------------
     * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

-------------------------                              -------------------------
CUSIP NO. 983942-10-3                13G                 Page 2 of 9 Pages
-------------------------                              -------------------------

--------------------------------------------------------------------------------
  1    NAME OF REPORTING PERSONS
       S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
              JULIAN C. HART
                ###-##-####
--------------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                           (a) [ ]    (b) [x]
--------------------------------------------------------------------------------
  3    SEC USE ONLY

--------------------------------------------------------------------------------
  4    CITIZENSHIP OR PLACE OF ORGANIZATION
              USA
--------------------------------------------------------------------------------
                  5    SOLE VOTING POWER
     NUMBER                   576,842 SHARES OF COMMON STOCK
       OF      -----------------------------------------------------------------
     SHARES       6    SHARED VOTING POWER
  BENEFICIALLY                27,958 SHARES OF COMMON STOCK
    OWNED BY   -----------------------------------------------------------------
    REPORTING     7    SOLE DISPOSITIVE POWER
     PERSON                   576,842 SHARES OF COMMON STOCK
      WITH     -----------------------------------------------------------------
                  8    SHARED DISPOSITIVE POWER
                              27,958 SHARES HELD BY HART & HART, INC. OF WHICH
                       JULIAN C. HART IS BENEFICIARY
--------------------------------------------------------------------------------
  9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              604,800 SHARES OF COMMON STOCK
--------------------------------------------------------------------------------
  10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
                                                                         [ ]
--------------------------------------------------------------------------------
  11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
              6.3%
--------------------------------------------------------------------------------
  12   TYPE OF REPORTING PERSON*
              IN
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

-------------------------                              -------------------------
CUSIP NO. 983942-10-3                13G                 Page 3 of 9 Pages
-------------------------                              -------------------------


--------------------------------------------------------------------------------
  1    NAME OF REPORTING PERSONS
       S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
              HART & HART, INC.

--------------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                           (a) [ ]    (b) [x]
--------------------------------------------------------------------------------
  3    SEC USE ONLY

--------------------------------------------------------------------------------
  4    CITIZENSHIP OR PLACE OF ORGANIZATION
              USA
--------------------------------------------------------------------------------
                  5    SOLE VOTING POWER
     NUMBER                   0
       OF      -----------------------------------------------------------------
     SHARES       6    SHARED VOTING POWER
  BENEFICIALLY                27,958 SHARES HELD BY HART & HART, INC. OF WHICH
    OWNED BY           JULIAN C. HART IS BENEFICIARY
    REPORTING  -----------------------------------------------------------------
     PERSON       7    SOLE DISPOSITIVE POWER
      WITH                    0
               -----------------------------------------------------------------
                  8    SHARED DISPOSITIVE POWER
                              27,958 SHARES HELD BY HART & HART, INC. OF WHICH
                       JULIAN C. HART IS BENEFICIARY
--------------------------------------------------------------------------------
  9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              27,958 SHARES OF COMMON STOCK
--------------------------------------------------------------------------------
  10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
                                                                         [ ]
--------------------------------------------------------------------------------
  11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
              0.3%
--------------------------------------------------------------------------------
  12   TYPE OF REPORTING PERSON*
              OO
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                               Page 4 of 9 Pages





ITEM 1(A)     NAME OF ISSUER:

              XeTel Corporation


ITEM 1(B)     ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

              2525 Brockton Drive
              Austin, Texas  78758


ITEM 2(A)     NAME OF PERSON FILING:

              (i)  Julian C. Hart
              (ii) Hart & Hart, Inc.

              The Reporting Persons may be deemed to be a "group" for the purposes of Sections 13(d) and 13(g) of the Securities Exchange Act of 1934 and the rules thereunder (the "Act"), although each expressly disclaims any assertion or presumption that it or any of the other persons on whose behalf this statement is filed constitutes a "group." The filing of this Statement and the Agreement attached as Exhibit 1 hereto should not be construed to be an admission that any of the Reporting Persons is a member of a "group" consisting of one or more persons.


ITEM 2(B)     ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

              2525 Brockton Drive
              Austin, Texas  78758


ITEM 2(C)     CITIZENSHIP:

              USA

                               Page 5 of 9 Pages




ITEM 2(D)     TITLE OF CLASS OF SECURITIES:

              Common Stock, par value $0.0001 per share


ITEM 2(E)     CUSIP NUMBER:

              983942-10-3


ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULES 13D-1(B) OR 13D-2(B), CHECK WHETHER THE PERSON FILING IS A:

              Not Applicable


ITEM 4.       OWNERSHIP.

              (i)    (a)    Amount Beneficially Owned:  604,800 Shares

                     (b)    Percent of Class:  6.3%

                     (c)    Number of shares as to which such person has:

                            (i)    sole power to vote or to direct the vote:
                                   576,842 Shares

                            (ii)   shared power to vote or to direct the vote:
                                   27,958 Shares

                            (iii) sole power to dispose or to direct the disposition of: 576,842 Shares

                            (iv) shared power to dispose or to direct the disposition of: 27,958 Shares

              (ii)   (a)    Amount Beneficially Owned:  27,958 Shares

                     (b)    Percent of Class:  0.3%

                               Page 6 of 9 Pages



                     (c)    Number of shares as to which such person has:

                            (i)    sole power to vote or to direct the vote:  0

                            (ii)   shared power to vote or to direct the vote:
                                   27,958 Shares

                            (iii) sole power to dispose or to direct the disposition of: 0

                            (iv) shared power to dispose or to direct the disposition of: 27,958 Shares


ITEM 5.       OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

              Not Applicable


ITEM 6.       OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

              Not Applicable


ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

              Not Applicable


ITEM 8.       IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

              Not Applicable


ITEM 9.       NOTICE OF DISSOLUTION OF GROUP.

              Not Applicable


ITEM 10.      CERTIFICATION.


              Not Applicable

                               Page 7 of 9 Pages







                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                  February 13, 1997
                                   ---------------------------------------------
                                                       (Date)



                                                 /s/ JULIAN C. HART
                                   ---------------------------------------------
                                                   Julian C. Hart



                                                  February 13, 1997
                                   ---------------------------------------------
                                                       (Date)



                                   HART & HART, INC.



                                      /s/ JULIAN C. HART, President and Trustee
                                   ---------------------------------------------
                                                    (Name/Title)

                               Page 8 of 9 Pages




                                 EXHIBIT INDEX


                                                                  Located on
                                                                 Sequentially
 Exhibit               Description of Exhibit                    Numbered Page
 -------               ----------------------                    -------------
 Exhibit A            Agreement of Joint Filing                      9

                               Page 9 of 9 Pages



                                                                       EXHIBIT A

                             Joint Filing Agreement

       This Joint Filing Agreement, executed as of the _____ day of February, 1997, is by and among Julian C. Hart ("J. Hart"), and Hart & Hart, Inc. (the "Trust").

       WHEREAS, J. Hart beneficially owns 576,842 issued and outstanding shares of the XeTel Corporation and the Trust beneficially owns 27,958 issued and outstanding shares of the XeTel Corporation, and J. Hart is the beneficiary of the Trust; and

       WHEREAS, since J. Hart is beneficiary of the Trust and in such capacity,
J. Hart may be deemed beneficial owner of the shares beneficially held by the Trust pursuant to Rule 13d-3 promulgated by the Securities and Exchange Commission (the "Commission") under the Securities Exchange Act of 1934, as amended (the "Act");

       NOW, THEREFORE  the parties agree as follows:

       J. Hart and the Trust, without admitting beneficial ownership, do hereby agree to file jointly with the Commission any schedules and reports (including amendments thereto) made on behalf of J. Hart or the Trust, pursuant to Section 13(d) of the Act.